March 15, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Revolution Healthcare Acquisition Corp.
Registration Statement on Form S-1
Filed March 1, 2021, as amended
File No. 333-253729

Dear Sir or Madam:

Reference is made to our letter, filed as correspondence via EDGAR on March 12, 2021, in which we, the representative of the several underwriters (the “Representative”), joined in the request of Revolution Healthcare Acquisition Corp. (the “Company”) to accelerate the effective date of the above-referenced registration statement for March 16th, 2021, at 4:30 p.m. Eastern time, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such registration statement be declared effective at such time and we, as Representative, hereby join in the request of the Company to withdraw the request for acceleration of the effective date.

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[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Chirag Surti
	Name:	Chirag D. Surti
	Title:	Vice President